Page 1 of 16

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington D.C. 20549

                             ----------------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No 15) *

                    __________Pioneer Group Inc______________

                                (Name of issuer)

                     __________Common Shares_______________

                         (Title of Class of Securities)

                        ______723684106__________________

                                 (CUSIP Number)

                    Mr B Smith, Mercury Asset Management plc

          33 King William Street, London EC4R 9AS Tel No 0171 203 5741
-- ---------------------------------------------------------------------------
       Name , Address and Telephone Number of Person Authorised to Receive
                          Notices and Communications)

                                 11 March, 1997
            -------------------------------------------------------
             (Date of Event which Requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement [ ] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class). (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1 (a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (however, see the Notes.)

2776                                                             Schedule 13D

CUSIP No. 723684106__________________________

-----------------------------------------------------------------------------
1           NAME OF REPORTING PERSON
            SS OR IRS IDENTIFICATION NO OF ABOVE PERSON
            MERCURY ASSET MANAGEMENT plc
-----------------------------------------------------------------------------
2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (A) [ ]

                                                                 (B) [ ]
-----------------------------------------------------------------------------
3           SEC USE ONLY

-----------------------------------------------------------------------------
4           SOURCE OF FUNDS*

            00
-----------------------------------------------------------------------------
5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
            IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)               [ ]
-----------------------------------------------------------------------------
6           CITIZENSHIP OR PLACE OF ORGANISATION

            ENGLAND
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
----------------------------------------------  --------------  -------------
                  7               SOLE VOTING POWER
  NUMBER OF                       NONE
                  --------------  ---------------------------------------------
   SHARES         8               SHARED VOTING POWER
 BENEFICIALLY
  OWNED BY                        NONE
                  --------------  ---------------------------------------------
    EACH          9               SOLE DISPOSITIVE POWER
  REPORTING
   PERSON                         1,251,890
                  --------------  ---------------------------------------------
    WITH          10              SHARED DISPOSITIVE POWER
------------------------------------------------  --------------  -------------

------------------------------------------------  --------------  -------------
----------------  -------------------------------------------------------------
11                AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

----------------  -------------------------------------------------------------
12                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                  EXCLUDES CERTAIN SHARES*                           [ ]
----------------  -------------------------------------------------------------
13                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                  5.01%
----------------  -------------------------------------------------------------
14                TYPE OF REPORTING PERSON*

                  IA
----------------  -------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

         The class of equity securities to which this statement relates is the shares of Common Stock (the "Common Shares") of Pioneer Group Inc (the "Company") whose principal executive offices are located at 60 State Street, Boston, MA02109, 1820 USA. Its telephone number is (617) 742 7825.

Item 2. Identity and Background

         This statement is being filed by Mercury Asset Management plc. ("Mercury"), a corporation primarily engaged in the business of managing portfolio investments for its investment clients, organised under the laws of England, whose principal executive offices are located, and principal business activities conducted, at 33 King William Street, London EC4R 9AS, England.

         Pursuant to Rule 13d-4 (17 CFR 240. 13d-4) under the Securities Exchange Act of 1934 (the "Act") Mercury hereby declares that the filing of this statement shall not be construed as an admission that Mercury is or has been for purposes of Sections 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement. As noted above, Mercury manages portfolio investments of its investment clients, and the securities covered by this statement are held solely for the account of such clients.

         Under the terms of its agreements with such clients, Mercury has discretion to buy and sell securities on their behalf subject to such guidelines as may be agreed and subject to any contrary instructions which may be received. Mercury has neither voting power nor the right to receive dividends from, or proceeds from the sale of, any portfolio investments. 30,000 shares are held for the benefit of collective investment schemes managed by Mercury Asset Management Channel Islands Limited, an associate of Mercury. A division of Mercury is the investment adviser under contract to Mercury Asset Management Channel Islands Limited.

         Mercury is a wholly-owned subsidiary of Mercury Asset Management Group plc, a holding company listed on London Stock Exchange.

         The name, business address, principal occupation or employment and citizenship of each of the executive officers and directors of Mercury and Mercury Asset Management Group plc, and the name, country of incorporation, principal business, and the address of the registered office (being the address of its principal business and principal office) of Mercury and Mercury Asset Management Group plc are set forth in Annex A hereto, which is incorporated herein by reference.

         Neither Mercury nor, to the best of its knowledge, any of the persons listed in Annex A has during the past five years (a) been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanours), or
(b) been a party to a civil proceeding of a judicial or administrative body as a result of which Mercury or any such person was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         The source of all funds used to acquire the securities covered by this statement was the investment funds of Mercury's investment clients. No part of the purchase price was represented by funds or other consideration borrowed or otherwise obtained by Mercury than as described above.

Item 4.  Purpose of Transaction

         The Common Shares were acquired for the purpose of investment. (a) Mercury will monitor its investment and review the Company's business affairs and financial position. Based on such review, as well as general economic and industry conditions existing at the time, Mercury may consider from time to time various alternative courses of action and may discuss with management of the Company ways in which the value of its investment may be increased. Such actions may include the acquisition of additional Common Stock through open market purchases, privately negotiated transactions, or otherwise. Alternatively, such actions may involve the sale of all or a portion of Common Stock in the open market, in privately negotiated transactions, through a public offering or otherwise.

         Neither Mercury nor any person named in Annex A has any plans which relate to or would result in any of the following:

         (b) an extraordinary corporate transaction, such as an amalgamation, merger, reorganisation or liquidation, involving the Company or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

         (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalisation or dividend policy of the Company;

         (f) any other material change in the Company's business or corporate structure;

         (g) any change in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorised to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) causing a class of equity securities of the Company to become eligible for termination of registration pursuant to Section 12(g) (4) of the Act; or

         (j) any action similar to any of those set forth above.

Item 5.   Interest in Securities of the Issuer

         (a) See Item 2 above. Subject thereto, Mercury has dispositive power with respect to 1,251,890 Common Shares or approximately 5.01% of the Common Shares outstanding.

         (b) See Item 2 above.

         (c) See Item 2 Above. Subject thereto, transactions in the Common Shares effected by Mercury on behalf of its investment clients are set forth in Annex B. All transactions were effected on the National Association of Securities Dealers Automated Quotation System (NASDAQ) National Market System.

         (d) See Item 2 above. The investment clients of Mercury have the right to receive dividends from, and proceeds from the sale of Common Shares.

         (e) Not applicable.

Item 6.   Contracts, Arrangements, Understandings or

          Relationships with Respect to Securities of the Issuer

         Except as set forth in Item 2 above, neither Mercury nor, to the best of its knowledge, any of the persons listed in Annex A hereto has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.   Material to be Filed as Exhibits
          None.

                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: 21 March, 1997

                                          for Mercury Asset Management plc.

                                          By /s/ James Stratford
                                             --------------------
                                             Authorised Signatory
                                              James Stratford



       ANNEX A

                          MERCURY ASSET MANAGEMENT plc.
                          -----------------------------
Executive Officers                                                Principal
and Directors                        Business Address             Occupation       Citizenship
-------------                        ----------------             ----------       -----------

Joint Chairman
--------------

David William James PRICE           33 King William Street,        Investment      British
(Joint Chairman)                    London, EC4R 9AS.               Director

Stephen Anthony ZIMMERMAN           33 King William Street,        Investment      British
(Joint Chairman)                    London, EC4R 9AS.               Director

Deputy Chairman
---------------

Carol GALLEY (Miss)                 33 King William Street,        Investment      British
(Deputy Chairman)                   London, EC4R 9AS.               Director

Christopher Nigel                   33 King William Street,        Investment      British
HURST-BROWN                         London, EC4R 9AS                Director
(Deputy Chairman)

Frederick David Stewart             33 King William Street,        Investment      British
ROSIER (Deputy Chairman)            London, EC4R 9AS                Director

Vice Chairman
-------------

Dr. Ross John BUNCE                 33 King William Street,        Investment      British
(Vice Chairman)                     London, EC4R 9AS                Director

Andrew Searle DALTON                33 King William Street,        Investment      British
(Vice Chairman)                     London, EC4R 9AS.               Director

Charles Vivian JACKSON              33 King William Street,        Investment      British
(Vice Chairman)                     London, EC4R 9AS                Director

Directors
---------

Ian ARMITAGE                        33 King William Street,        Investment      British
(Director)                          London, EC4R 9AS                Director

Norman McLeod BACHOP                33 King William Street,        Investment      British
(Director)                          London, EC4R 9AS                Director

Ian Christopher Simon BARBY         33 King William Street,        Investment      British
(Director)                          London,  EC4R  9AS              Director

Stuart John BAXTER                  33 King William Street,        Investment      British
(Director)                          London, EC4R 9AS                DIrector

Thomas Jan BERGER                   33 King William Street,        Investment      American
(Director)                          London, EC4R 9AS                Director

David Thomas Alan BOYLE             33 King William Street,        Investment      British
(Director)                          London, EC4R 9AS                Director

Carol Consuelo BROOKE               33 King William Street,        Investment      British
(Director)                          London, EC4R 9AS                Director

John Loughlin CALLAHAN              33 King William Street,        Investment      American
(Director)                          London, EC4R 9AS                Director

David John CAUSER                   33 King William Street,        Investment      British
(Director)                          London, EC4R 9AS                Director

Thomas William George               33 King William Street,        Investment      British
CHARLTON                            London, EC4R 9AS                Director
(Director)

Nicholas James CHARRINGTON          33 King William Street,        Investment      British
(Director)                          London, EC4R 9AS                Director

Colin Martin CLARK                  33 King William Street,        Investment      British
(Director)                          London, EC4R 9AS                Director

Nicholas James COATS                33 King William Street,        Investment      British
(Director)                          London, EC4R 9AS                Director

Stephen Benedict COHEN              33 King William Street,        Investment      British
(Director)                          London, EC4R 9AS                Director

John Nicholas COTTON                33 King William Street,        Investment      British
(Director)                          London, EC4R 9AS                Director

Graham Richard DIXON                33 King William Street,        Investment      British
(Director)                          London, EC4R 9AS                Director

Charles Bowen FARQUHARSON           33 King William Street,          Company       British
(Company Secretary                  London, EC4R 9AS               Secretary
& Director)                                                        & Director

Christopher Nigel Holland           33 King William Street,        Investment      British
 FOSTER (Director)                  London, EC4R 9AS                Director

Seiichi FUKUYAMA                    33 King William Street,         Alternate      Japanese
(Director)                          London EC4R 9AS                 Director

Peter John GIBBS                    33 King William Street,        Investment      British
(Director)                          London, EC4R 9AS                Director

Peter John Woodville                33 King William Street,        Investment      British
HARRISON (Director)                 London, EC4R 9AS                Director

Paul HARWOOD                        33 King William Street,        Investment      British
(Director)                          London, EC4R 9AS                Director

Timothy John HASTON                 33 King William Street,        Investment      British
(Director)                          London, EC4R 9AS                Director

Andrew Malcolm                      33 King William Street         Investment      British
HUNTER-JOHNSTON                     London, EC4R 9AS                Director
(Director)

Michael Francis Mostyn              33 King William Street,        Investment      British
Owen JODRELL                        London, EC4R 9AS                Director
(Director)

Andreas Christian Jutting           33 King William Street         Investment      Danish
LEHMAN                              London, EC4R 9AS                Director
(Director)

Dr. Gordon Alan LINDSAY             33 King William Street,        Investment      British
(Director)                          London, EC4R 9AS                Director

Gary LOWE                           33 King William Street,        Investment      British
(Director)                          London, EC4R 9AS                Director

Roderick James MACLEOD              33 King William Street,        Investment      British
(Director)                          London, EC4R 9AS                Director

Paul Roderick Clucas MARSHALL       33 King William Street,        Investment      British
(Director)                          London, EC4R 9AS                Director

Keith Richard MULLINS               33 King William Street,        Investment      British
(Director)                          London, EC4R 9AS                Director

Masaru NISHIZAWA                    Hibiya Kokusai Building,       Investment      Japanese
(Director)                          2-2-3 Uchisaiwaicho,            Director
                                    Chiyoda-Ku, Tokyo 100

Maurice Joseph O'SHANNASSY          33 King William Street,        Investment      Australian
(Director)                          London, EC4R 9AS                Director

Thomas Andrew OATES                 33 King William Street,        Investment      British
(Director)                          London, EC4R 9AS                Director

Peter Vincent OLSBERG               33 King William Street,        Investment      British
(Director)                          London, EC4R 9AS                Director

Ching Han ONG                       33 King William Street,        Investment      British
(Director)                          London, EC4R 9AS                Director

Roderick Louis PARIS                33 King William Street,        Investment      British
(Director)                          London, EC4R 9AS                Director

John PARSLOE                        33 King William Street,        Investment      British
(Director)                          London, EC4R 9AS                Director

Andrew Phillip PICKARD              33 King William Street,        Investment      British
(Director)                          London, EC4R 9AS                Director

Ronald William PULLEN               33 King William Street,        Investment      British
(Director)                          London, EC4R 9AS                Director

John William RICHARDS               33 King William Street,        Investment      British
(Director)                          London, EC4R 9AS                Director

Nicholas King RITCHIE               33 King William Street,        Investment      British
(Director)                          London, EC4R 9AS                Director

Alexander Frederick                 33 King William Street,        Investment      British
James ROE (Director)                London, EC4R 9AS                Director

Richard George ROYDS                33 King William Street,        Investment      British
(Director)                          London, EC4R 9AS                Director

Lynn Christine RUDDICK              33 King William Street,        Investment      British
(Director)                          London, EC4R 9AS                Director

Clifford John SHAW                  Warburg Asset Management       Investment      British
(Director)                          Japan Ltd.,                     Director
                                    Hibiya Kokusai Building,
                                    7th Floor,
                                    2-2-3- Uchisaiwaicho,
                                    Chiyoda-ku, Tokyo 100

Ian Michael SLACK                   33 King William Street,        Investment      British
(Director)                          London, EC4R 9AS                Director

Peter William STANYER               33 King William Street         Investment      British
(Director)                          London, EC4R 9AS                Director

Rodney STEEL                        33 King William Street         Investment      British
(Director)                          London, EC4R 9AS                Director

Hugh Alexander STEVENSON            33 King William Street,        Chairman of     British
(Director)                          London, EC4R 9AS                Mercury Asset
                                                                    Management
                                                                    Group plc

Barry William WOOLF                 33 King William Street,        Investment      British
(Director)                          London, EC4R 9AS                Director


                       MERCURY ASSET MANAGEMENT GROUP plc

Executive Officers                                                                 Principal
and Directors                        Business Address             Occupation       Citizenship
-------------                        ----------------             ----------       -----------

Joint Chairman
--------------

Hugh Alexander STEVENSON            33 King William Street,        Investment      British
(Chairman)                          London, EC4R 9AS.               Director

Deputy Chairman
---------------

David William James PRICE           33 King William Street,        Investment      British
(Deputy Chairman)                   London, EC4R 9AS.               Director

Stephen Anthony ZIMMERMAN           33 King William Street,        Investment      British
(Deputy Chairman)                   London, EC4R 9AS.               Director

Vice Chairman
-------------

Carol GALLEY (Miss)                 33 King William Street,        Investment      British
(Vice Chairman)                     London, EC4R 9AS.               Director

Company Secretary
-----------------

Charles Bowen FARQUHARSON           33 King William Street,         Company        British
(Secretary)                         London, EC4R 9AS.                Secretary

Directors
---------

Paul Graham BOSONNET                33 King William Street,        Investment      British
(Director)                          London, EC4R 9AS.               Director

David John CAUSER                   33 King William Street,        Investment      British
(Director)                          London, EC4R 9AS                Director

Andrew Searle DALTON                33 King William Street,        Investment      British
(Director)                          London, EC4R 9AS.               Director

Peter Stormonth DARLING             33 King William Street,        Investment      British
(Director)                          London, EC4R 9AS                Director

Hugh Jon FOULDS                     33 King William Street,        Investment      British
(Director)                          London, EC4R 9AS                Director

Christopher Nigel                   33 King William Street,        Investment      British
HURST-BROWN                         London, EC4R 9AS                Director
(Director)

Charles Vivian JACKSON              33 King William Street,        Investment      British
(Director)                          London, EC4R 9AS                Director

Frederick David Stewart             33 King William Street,        Investment      British
ROSIER                              London, EC4R 9AS                Director
(Director)

John Charles Grayson                33 King William Street,        Investment      British
STANCLIFFE                          London, EC4R 9AS                Director
(Director)


ANNEX A

                       Mercury Asset Management Group plc

                                 Directors Lists

                              CORPORATE INFORMATION

                                                      Field of               Country of
Name                      Registered Office           Activity               Incorporation

Mercury Asset             33 King William Street,     Holding Company         England
Management Group plc      London, EC4R 9AS

Mercury Asset             33 King William Street,     Investment              England
Management plc            London, EC4R 9AS            Management and Advice


ANNEX  B

                                Pioneer Group Inc

                                  COMMON SHARES

DATE         PURCHASE     SALE         PRICE PER SHARE    DAILY TOTALS
02.18.97                               B/Fwd              1,238,890
02.19.97                  34,100       23.375             1,204,790
02.20.97                  11,500       23.2842            1,193,290
02.21.97     14,000                    23.3036            1,207,290
02.24.97     7,300                     23.2842            1,214,590
02.28.97     8,800                     23.125             1,223,390
03.03.97     6,500                     23.1673            1,229,890
03.04.97     1,000                     23.25              1,230,890
03.05.97     1,000                     24.50              1,231,890
03.11.97     20,000                    26.0313            1,251,890